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                             March 21, 2024

       Gavriel Kahane
       Managing Partner
       Arkhouse Management Co. LP
       106 W 56th Street, 17th Floor
       New York, NY 10019

                                                        Re: Arkhouse Management
Co. LP
                                                            Macy's, Inc.
                                                            PREC14A filed by
Arkhouse Management Co. LP et al.
                                                            Filed March 14,
2024
                                                            File No. 001-13536

       Dear Gavriel Kahane:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your filings.

       PREC14A Filed March 14, 2024

       Background to this Solicitation, page 4

   1. We note your reference to Jefferies' materials at a virtual meeting on December 19 "that reflected 50% equity
financing for the Acquisition Proposal." However, the Company   s
                                                        preliminary proxy
statement (page 12) states that the Jeffries' materials reflected a proposed common equity
contribution of only 25% of required capital. Please advise or revise.
       If I vote for the Arkhouse Nominees, am I agreeing to a transaction between the Company and
       Arkhouse?, page 19

   2. Clarify whether, if elected, the Arkhouse Nominees will advocate for an "auction process"
                                                        or other method of
identifying other potential buyers for the Company, in addition to
 Gavriel Kahane
FirstName  LastNameGavriel  Kahane
Arkhouse Management    Co. LP
Comapany
March      NameArkhouse Management Co. LP
       21, 2024
March2 21, 2024 Page 2
Page
FirstName LastName
         advocating for substantive engagement with respect to the Acquisition Proposal. The current reference to a "strategic review process for the Company" is unclear.
How do proxies work?, page 20

3. Refer to the following disclosure which appears in multiple places throughout the proxy statement, including on the form of proxy card: "IF YOU RETURN A
         VALID BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION
         FORM AND DO NOT MARK A VOTE WITH RESPECT TO ANY NOMINEE ON
         PROPOSAL 1, THE SHARES OF COMMON STOCK REPRESENTED THEREBY
         WILL BE VOTED    FOR    THE ELECTION OF EACH OF THE NINE ARKHOUSE
         NOMINEES,    WITHHOLD    ON THE ELECTION OF THE OPPOSED COMPANY
         NOMINEES (I.E. [  ], [  ], [  ], [  ], [  ], [  ], [  ], [  ] and [
]), AND    WITHHOLD    ON THE
         ELECTION OF THE ACCEPTABLE COMPANY NOMINEES (I.E. [  ], [  ], [  ],
         [ ] AND [ ])." Please revise to clarify that you are referring to a scenario where a shareholder returns a signed proxy card but does not vote for one single director nominee
         (versus a situation where the shareholder votes for some but fewer than fourteen nominees which is addressed in the last paragraph on page 20). The word "ANY" as used above is unclear in this regard. Please make corresponding changes to clarify throughout the proxy statement and on the proxy card. In this regard, the disclosure in the third from the last paragraph on page 30 is much clearer on this point.
Proposal 1: Election of Arkhouse Nominees, page 25

4. State here that directors will be elected by a plurality vote, as noted on page 22.
5. Revise the title of this proposal, consistent with the title on the form of proxy you filed, to reflect that it relates to the election of directors, which may include Company nominees in addition to the Arkhouse Nominees.
6. Expand to identify all of the director election candidates, including the Acceptable and the
         Opposed Company Nominees. Explain why you characterize some of the Company nominees as "acceptable" but are not recommending that shareholders vote for those nominees and why you are opposing certain other Company nominees.
7.       See our last comment above. For both the Acceptable Company Nominees and the
         Opposed Company Nominees, you are recommending a "WITHHOLD" vote. Therefore, revise to explain the difference between the two groups, from Arkhouse's perspective and explain why you term certain nominees "acceptable" but are not recommending shareholders vote "FOR" those nominees.
8.       Refer to the following disclosure on page 26 of the proxy statement:
"We further reserve
         the right to (i) withdraw any or all of the Arkhouse Nominees and/or
(ii) nominate fewer
         than all of the Arkhouse Nominees listed herein and/or to re-designate one or more of such individuals as alternate nominees." Clarify the effect of "re-designating" someone as an "alternate nominee" in this context, including by explaining when and under what
 Gavriel Kahane
FirstName  LastNameGavriel  Kahane
Arkhouse Management    Co. LP
Comapany
March      NameArkhouse Management Co. LP
       21, 2024
March3 21, 2024 Page 3
Page
FirstName LastName
         circumstances an alternate would or could serve. Similarly, describe the circumstances under which you might withdraw one or all of the Arkhouse Nominees.

Incorporation by Reference, page 40

9. Please update this section generally to reflect the fact that the Company has now filed its proxy statement.
General

10. Please fill in the blanks throughout the proxy statement, including with respect to the identity of the Acceptable Nominees. Information that is subject to change may be bracketed to reflect this fact.
11. All materials identified in the Notice of Internet Availability of Proxy Materials must be available at a specified website address that may not be the address of the Commission's electronic filing system. See Rule 14a-16(b)(3). Please revise generally throughout the proxy statement to provide your own website address where shareholders may access your proxy materials. See for example, page vi under "Important Notice Regarding the
         Availability of Proxy Materials for the 2024 Annual Meeting."
12. Please include clear and easily readable versions of your exhibits, as they are generally not legible. See Rule 12b-12(b).
13.      In your next filing, please address the Company   s proposal to
approve the Macy   s, Inc.
         2024 Equity and Incentive Compensation Plan. If you decide not to include this proposal on your card, you must revise your proxy statement to describe it and note that shareholders voting on your blue card will be disenfranchised with respect to this matter.
         If you choose to include it, please revise your preliminary proxy card and proxy statement accordingly.
14. Where you refer shareholders to the Company's proxy statement for information about its nominees, note that that document may be accessed without cost at the Commission's Web site. See Item 7(f) of Schedule 14A.
15. Please disclose the impact that a change in control could have on the Company as a result of this proxy contest, including with regards to the Company's material agreements and compensation in plans (including the 2024 Plan).
Form of Proxy, page II-1

16. See our comments above. We continue to believe that labeling a group of director candidates as "Acceptable Company Nominees" without recommending that shareholders vote "FOR" such nominees may cause shareholder confusion.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gavriel Kahane
Arkhouse Management Co. LP
March 21, 2024
Page 4

      Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-
551-3263.



FirstName LastNameGavriel Kahane                          Sincerely,
Comapany NameArkhouse Management Co. LP
                                                          Division of
Corporation Finance
March 21, 2024 Page 4                                     Office of Mergers &
Acquisitions
FirstName LastName